UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 16, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED - RESULTS OF THE 74th ANNUAL
GENERAL MEETING OF SHAREHOLDERS

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
(“AngloGold Ashanti” or the “Company”)
16 May 2018
NEWS RELEASE
RESULTS OF THE 74
th
ANNUAL GENERAL MEETING OF SHAREHOLDERS

AngloGold Ashanti shareholders are advised that at the annual general meeting of shareholders of the
Company held on Wednesday, 16 May 2018
(“A nnual General Meeting ”) , save for the withdrawal of ordinary resolution 2.5, all the ordinary and special resolutions, as set out in the 2017 Notice of Annual General Meeting
and summarised financial information for the year ended 31 December 2017, were passed by the requisite majority of votes of shareholders present in person or represented by proxy.

The total number of shares voted in person or by proxy at the Annual General Meeting was 283,168,280 shares representing 69%
of AngloGold Ashanti’s issued share capital as at Friday, 4 May 2018, being the Voting
Record Date.

The voting results were as follows:
1. Ordinary resolution 1 - Re-election of directors
Total shares voted
Shares
abstained
Directors For (%) Against (%) Number %
(1)
%
(1)
1.1 Mr AH Garner
99.94 0.06 282,389,272 68.72 0.19
1.2 Mrs NP January-Bardill
99.33 0.67 282,389,529 68.72 0.19
1.3 Mr R Gasant
99.94 0.06 282,389,367 68.72 0.19
1.4 Mrs KC Ramon
99.67 0.33 282,767,545 68.81 0.10

2. Ordinary resolution 2
–
Reappointment of Audit and Risk Committee members
Total shares voted
Shares
abstained
Directors For (%) Against (%) Number %
(1)
%
(1)
2.1 Mr R Gasant
99.76 0.24 282,381,169 68.72 0.19
2.2 Mr MJ Kirkwood
99.86 0.14 282,382,921 68.72 0.19
2.3 Mr RJ Ruston
99.86 0.14 282,380,383 68.72 0.19
2.4 Ms MDC Richter
99.82 0.18 282,383,015 68.72 0.19

3. Ordinary resolution 3 - Reappointment of Ernst & Young Inc. as auditors of the Company
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
86.58 13.42 280,225,608 68.19 0.72

4. Ordinary resolution 4 - General authority to directors to allot and issue ordinary shares
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
92.75 7.25 282,766,124 68.81 0.10

5. Ordinary resolution 5
–
Separate non-binding advisory endorsement of the AngloGold Ashanti remuneration policy and implementation report
Total shares voted
Shares
abstained
For (%) Against (%) Number %
(1)
%
(1)
5.1 Remuneration Policy
98.35 1.65 282,294,603 68.70 0.21
5.2 Implementation Report
98.96 1.04 282,302,216 68.70 0.21

6. Special resolution 1 - Remuneration of non-executive directors
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.45 0.55 280,938,163 68.37 0.54

7. Special resolution 2 -
General authority to acquire the Company’s own shares
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.68 0.32 282,707,046 68.80 0.11

8. Special resolution 3 - General authority to directors to issue for cash, those ordinary shares which the directors are authorised to allot and issue in terms of ordinary resolution 4
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
91.06 8.94 282,740,324 68.80 0.10

9. Special resolution 4 - General authority to provide financial assistance in terms of Sections 44 and 45 of the Companies Act
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.55 0.45 281,287,536 68.45 0.46

10. Ordinary resolution 6 -
Directors’ authority to implement special and ordinary resolutions
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.90 0.10 282,729,768 68.80 0.11

(1)
Expressed as a percentage of 410,935,022 AngloGold Ashanti ordinary shares in issue as at Friday, 4 May
2018, being the Voting Record Date.

ENDS

Johannesburg

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Contacts
Media
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)
+1 646 880 4526 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 16, 2018
By: /s/ M E SANZ PEREZ________
Name:      M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance